Exhibit 99.1

ELBIT IMAGING ANNOUNCES RECEIPT OF
NOTICES FROM BANK LEUMI - UPDATE

Tel Aviv, Israel, May 21, 2013, Elbit Imaging Ltd. ("EI" or the "Company") (TASE, NASDAQ: EMITF) announced today, further to the Company's announcement dated March 20, 2013, that it has received a notice from Bank Leumi le-Israel B.M. (the "Bank"), which the Company vigorously reject, stating that the Bank plans to exercise its rights to withdraw the securities deposited by the Company in its securities accounts with the Bank as security for the Company's obligations to the Bank (and which has market price value equals to approximately NIS 8 million (approximately $2.2 million)), and sell such securities to partially offset the Company's outstanding obligations to the Bank in the approximate amount of $12.9 million. The Company denies the Bank's rights and in particular, its claim that allegedly, the Bank holds the securities as a security.

In addition, the Company has received a series of notices from the Bank stating that, beginning May 27, 2013, the Bank will terminate the credit lines provided by the Bank to certain accounts maintained by the Company and two of its subsidiaries at the Bank and that following such date any outstanding interest remaining in such accounts will begin accruing interest at an extraordinary rate, despite the fact that those subsidiaries have credit balance in those accounts. The Company intends to vigorously reject and defend such claims and demands.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and our relationship with our employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that the proposed arrangement of the Company's unsecured financial debt (the "Arrangement") will not be approved by all the applicable stakeholders of the Company, the Tel Aviv District Court or others, that challenges by third parties or other events outside the control of the Company could delay the implementation of the Arrangement and result in its termination, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
8 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054